Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

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Filed by Boston Scientific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation
Commission File No.: 001-13388

[LOGO]

Creating a Global Leader in

Cardiovascular Devices

Definitive Offer to Guidant Corporation

January 9, 2006

[LOGO]

Safe Harbor: Forward-Looking Statements

This presentation contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific.  Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment.  Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

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Safe Harbor: Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.

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Agenda

CEO Perspective	Jim Tobin
President & Chief Executive Officer

Transaction & Financial Implications	Larry Best
Chief Financial Officer

The Combination’s Key Value Drivers	Paul LaViolette
Chief Operating Officer

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CEO Perspective

Jim Tobin

5

Overview

•                  Transaction drivers

•                  Due diligence

•                  Definitive agreement

•                  Integration

6

Transaction Overview

Larry Best

7

Transaction Overview

•	Offer Price:	$72.00 per share(1)

•	Consideration:	50% cash / 50% stock (469M shares)(2)

•	Premium to J&J Offer:	12% over $64.11(3)

•	BSX share price:	$26.24

•	Collar:	± 10% ($23.62 - $28.86)(4)

•	Pro Forma Ownership:	64% for BSC shareholders, 36% for Guidant shareholders

•	Conditions:	BSC and Guidant shareholder votes Antitrust clearances

(1)	Based on BSC’s closing price of $26.24 on January 6, 2006, $72 offer implies an exchange ratio of 1.3720 BSC shares and $36.00 cash per Guidant share.
(2)	Assuming closing prices as of January 6, 2006 and current share/options information. Actual numbers are subject to change.
(3)	Based on J&J’s closing price of $62.60 on January 6, 2006, and J&J’s revised offer of 0.493 J&J share and $33.25 cash per Guidant share.
(4)	Implies exchange ratios of 1.5241 and 1.2474 BSC shares, respectively, and $36.00 cash per Guidant share.

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Transaction Overview

•	Financing Contingency:	None

•	Financing Commitments:	Bank of America, Merrill Lynch Bear Stearns, Deutsche Bank, Wachovia

•	Expected Closing:	End of Q1 2006

•	Financial Advisors:	Merrill Lynch, Bear Stearns, Banc of America Securities

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Vascular Businesses Divestiture
The Abbott Agreement

•                  Binding definitive agreement

•                  Total consideration to BSC of $4.3 billion

•                  $3.8 billion up-front payment

•                  $250 million upon U.S. FDA approval

•                  $250 million upon Japanese regulatory approval

•                  BSC to receive a five-year $700 million subordinated loan at closing at 5.25%

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The Abbott Agreement
DES Sharing

•                  BSC to share rights to Guidant’s DES portfolio

•                  Rights to intellectual property

•                  Rights to technology transfers

•                  Sharing of regulatory and clinical trial assets

•                  Rights to iterate, manufacture and commercialize technology

•                  Worldwide interim supply agreement of commercial DES products – through 2010 / 2012

•                  BSC earns 60% of profits on BSC sales of Guidant-based DES products

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Financial Implications

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Accelerating Revenue Growth
Proforma Combined Sales

[CHART]

Note: Based on Wall Street case and Company estimates for Guidant’s business.

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Accelerating Proforma Adjusted EPS(1)

[CHART]

Note: Based on Wall Street case and Company estimates for Guidant’s business.
(1) Refer to definition of Adjusted EPS provided in the January 8, 2006 press release.

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Strong Proforma Operating Cash Flow

[CHART]

Note: Based on Wall Street case and Company estimates for Guidant’s business.

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Strong Cash Flow Generation

(Dollars in Billions)

	3/31/2006	2006	2007	2008	2009	2010
Gross Debt	10.4	10.7	8.9	6.9	5.4	5.4

Cash	0.4	1.3	1.3	1.5	2.2	4.8

Net Debt	9.9	9.4	7.6	5.4	3.2	0.6

Strong Cash Flow Allows for Rapid Debt Repayment

Note: Based on Wall Street case and Company estimates for Guidant’s business.

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Strong Credit Profile

	BSC LTM 9/30/05		Pro Forma LTM 3/31/06		Pro Forma LTM 12/31/08

Gross Debt / EBITDA	1.6	x	3.8	x	1.6	x

Net Debt / EBITDA	1.0	x	3.5	x	1.3	x

Gross Debt / Capitalization	39%		41%		27%

Net Debt / Capitalization	25%		36%		21%

FFO / Gross Debt	66%		13%		56%

The combined entity’s cash flow generation capabilities support investment grade credit rating.

Note: Based on Wall Street case and Company estimates for Guidant’s business.

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Shareholder Value Creation

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Shareholder Value Creation

•                  Diversification and growth profile should deliver P/E multiple expansion

•                  Our goal is to exceed Wall Street current earnings consensus

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Roadmap to Completing the Transaction

•                  Completed confirmatory due diligence

•                  Discussions with antitrust agencies

•                  Discussions with rating agencies

•                  Definitive divestiture agreement with Abbott

•                  Definitive merger agreement delivered to Guidant

•                  Boston Scientific and Guidant enter into a definitive agreement in January

•                  Anti-trust filings and approvals

•                  Boston Scientific and Guidant shareholder votes in Q1 2006

•                  Transaction expected to close in Q1 2006

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Key Value Drivers of the Combination

Paul LaViolette

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Key Value Drivers

•  Achieving enhanced growth and diversification

•  Acquiring a leading CRM position

•  Adding a second drug-eluting stent program

•  Transforming operating capabilities

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Achieving Enhanced Diversification and Higher Growth

Boston Scientific Sales Breakdown	Combined Pro Forma Sales Breakdown

[CHART]	[CHART]

Preeminent pure play in medical devices

Source:   BSC Management estimates. Figures shown assume 2006 full year of combined operation, adjusted for planned Guidant asset divestitures.

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Key Value Drivers
Acquiring Leading Business in High Growth CRM Segment

Worldwide Sales
($ billions)

[CHART]

Forecasted
‘06 – ‘08
CAGR

Total	12%

ICDs	10%

CRT-Ds	23%

Pacemakers	3%

Source:   Wall Street Research.

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Key Value Drivers
CRM Market Position Recovery Goals

[CHART]

Source: Company estimates.

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CRM Recovery Drivers

•  Team strength and retention

•  Quality and regulatory status

•  CRM pipeline

•  Market perception

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Key Value Drivers
Adding Second DES Platform into Growing Market

Worldwide DES Market Size

[CHART]

Source: Company estimates.

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Key Value Drivers
Growth Through DES Platform Diversification…

[GRAPHIC]	[GRAPHIC]

• TAXUS position	• Immediate access
• Pipeline	• Differentiated platforms
• Primary program	• ‘Olimus alternative

TECHNOLOGY PORTFOLIO

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Creating a Global Leader in Cardiovascular Devices

2006 Est. Cardiovascular Device Sales

[CHART]

Note: BSC-Guidant based on Wall Street Case and Company estimates, reflecting full year of combined operation adjusted for planned Guidant asset divestitures. All others based on Wall Street Research.

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Transforming Operating Capabilities

•  Technology

•  Sales

•  International

•  Operations

•  Efficiencies

•  Therapies

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Creating The World’s Largest Cardiovascular Device Company

Boston Scientific and Guidant Combination

•             Merges two innovative leaders with proven track records

•             Leverages strong financial capability to diversify into high growth CRM opportunity and complementary DES technology

•             Strategic and financial diversification

•             Multiple growth engines in attractive segments – CRM, neuromodulation, interventional vascular (DES) and endosurgery

•             Combined 2007 (first full year) expected to achieve $10 billion in sales, growing on average 12% per year to approximately $16 billion by 2011(1)

•             Expected bottom-line CAGR to exceed 20% through 2011

(1)           Based on Wall Street case and Company estimates for Guidant’s business.

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Excited About Moving Forward…

•   We look forward to the Guidant Board embracing our proposal this week.

•   We believe we can close this transaction by the end of Q1.

•   We believe this combination will be an historic one benefiting shareholders, employees, customers and their patients.

•   We are enthusiastic about welcoming the Guidant employees to the Boston Scientific family.

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